July 2, 2009

VIA EDGAR AND FACSIMILE (202) 772-9210
Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds

Re:           Pimi Agro Cleantech, Inc. (the “Company”)
Amendment No. 1 to
Registration Statement on Form S-1 (“Form S-1”)
Filed May 5, 2009
File No. 333-158986

Dear Mr. Reynolds:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated June 4, 2009, addressed to Mr. Saly, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the amended Form S-1 have been referenced.

General

1.	Please provide the disclosure regarding director independence as required by Item 407(a) of Regulation S-K.

Response:

The Company has made the appropriate disclosure regarding director independence as required by Item 407(a) of Regulation S-K in the Certain Relationships and Related Transactions section.

Registration Statement Cover Page

2.	Please provide all the disclosure required by Form S-1 on the cover page. This would include indicating that the company is a smaller reporting company.

Response:

The Company has revised the cover page of the amended filing to provide the required disclosure.

Prospectus Summary. page 4

3.	Please provide the address and telephone number of the principal executive offices, as required by Item 503(b) of Regulation S-K.

Response:

The Company has inserted the Company’s address and telephone number onto the cover page, as required by Item 503(b) of Regulation S-K.

Risk Factors. page 6

4.
Please remove the statement that "the risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently believes are immaterial may also impair the Company's business operations." All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned.

Response:

The Company has removed the above statement from the top of page 6.

5.	Please add a risk factor discussing the net losses to date. See Item 503(c)(2) of Regulation S-K.

Response:

The Company has added a risk factor discussing the net losses to date, at  page six, as required under Item 503(c )(2) of Regulation S-K.

6.	It appears that all of your operations and the officers and directors are located outside of the United States. Please add a risk factor.

Response:

The Company has added a risk factor on page 6 discussing the risks associated with the fact that the majority of the Company’s operations, officers and directors are located outside of the United States.

7.
We note that your patent disclosure on page 19 does not include patents for India, Ukraine, and Belarus, which are listed on page 28 as the number three, five, and eight potatoprocedures in the world, respectively. Please discuss this in the risk factor on the bottom of page seven.

Response:

The Company has added a disclosure on the above risk at the bottom of page seven.

8.	Please revise the subheading for the fourth risk factor on page 9 to clearly state that there is currently no market for your common stock, as required by Item 503(c)(5) of Regulation S-K.

Response:

The Company has amended the subheading for the fourth risk factor on page 9, to clearly state that there is currently no market for its common stock.

Management's Discussion and Analysis. page 11

9.
We believe your MD&A section could benefit from an expanded “Overview” section that offer investors an introductory understanding of Pimi Agro CleanTech, Inc. and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction accordingly, might include a discussion of the following: the economic of industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company's primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss an actions being taken to address the same. For a more detailed discussion of whit is expected in both this subheading and the MD&A section in general, p1ase refer to <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-K.

Response:

The Company has developed an extended "Overview" in light of the Commission’s comment.

Plan of Operation and Financing Needs. Page 11

10.
We note your disclosures indicating you will require working capital in the sums of $1.2 million in 2009 and $1.3 million in 2010 to complete your R&D and generate sales. In addition, we note your intention to raise $3.3 million from institutional and private investors in 2009. Please provide additional details regarding your efforts to date in raising such funds, and provide updated timing on their expected receipt, if possible.

Response:

The Company has added a disclosure on its efforts to raise funds at page eleven.

Results of Operations for the Year Ended December 31. 2008 compared to Year Ended December 31. 2007 and to the Year Ended December 31.2006.page 11

11.	We note the discussion of the potato season timeline on page 31. Please discuss any seasonal aspects of your business that had a material effect on your financial condition or results of operation.

Response:

The Company added a discussion on the seasonal aspects of its business at page eleven.

12.
Please discuss whether you believe recent trends in your results of operations will continue. For example, you state that total net sales increased 564% from 2007 to 2008 and R&D expenses rose 61% over the some period.

Response:

The company added a discussion on the trends in its results of operations on page eleven.

Liquidity and Capital Resources. page 12

13.
We note the disclosure that you will exhaust most of your liquidity subsequent to the third quarter of 2009. To the extent you have any known demands, commitments, events or uncertainties that will result or are reasonably likely to result in an increase in liquidity, please discuss. See Item 303(a)(1) of Regulation S-K.

Response:

The Company added a discussion on its liquidity as required under Item 303(a)(1) of Regulation S-K at page 12.

14.
Your disclosures state that you anticipate realizing material revenues in 2010 as clients begin to utilize and pay for your product and technology. Please add disclosure within this caption noting that you do not currently have regulatory approval to distribute or sell your products outside of Israel.

Response:

The Company has revised its disclosure by adding a discussion on the lack of approvals to distribute or sell its product. Please note that the Company has added  a clarification at the beginning of the paragraph in this section, stating that material revenues are expected "in the potato season of 2010 (the third and fourth quarters of 2010)",

Business, page 14

15.
We note the disclosure of your distribution plan for SpuDefender on page 34. Please disclose any existing or planned methods of distr[i]bution for each of your products or services. Please see Item 101(h)(4)(ii) of Regulation S-K.

Response:

The Company has added a disclosure on its distribution plans for SeedGuard and StoreGuard on page 34. In addition, the Company has also added discussion on how it sees its relations with its distributors at the same page.

16.	We note your patent disclosure on page 19. Please disclose the duration of all patents held. Please see Item 101(h)(4)(vii) of Regulation S-K.

Response:

The Company has added a disclosure on the duration of its patents at page 19.

17.
We note your discussion of SpuDefender competition on page 33. Please discuss the competitive business conditions and methods of competition for the each of your principal products or services. Please see Item 101(h)(4)(iv) Regulation S-K.

Response:

The Company added a disclosure on the competitive business conditions and methods of competition for SeedGuard and StoreGuard as required under Item 101(h)(4)(iv) Regulation S-K, at page 33.

18.
In addition, please address how price affects competition in your market. Disclose ho w your products are or will be priced relative to your competitors. Please see Item 101(h)(4)(iv) of Regulation S-K.

Response:

The Company added a disclosure on how price affects competition and  how its products are or will be priced relative to its competitors, as required under  Item 101(h)(4)(iv) of Regulation S-K, with regard to its major products SpuDefender and SeedGuard, at page 33. The Company’s management, upon extensive research, did not find competitive products to its StoreGuard, and therefore could not make disclosure to the extent of how prices will affect the competition with regard to this product.

19.
You state on page 16 that StoreGuard is designed to take care of "the entire spectrum of crop, skin diseases." Please clarify what is meant by "taking care of and "the entire spectrum." Does the product completely eradicate all known crop skin diseases?

Response:

In light of the Commission’s comment, the Company has amended the description of the claim with regard to  StoreGuard at page 16 and has added an explanation for the basis for this description.

20.
In several places you discuss product tests and pilot storage rooms. For example, you discuss product test conducted by Tapud Industries Ltd on page 22, a pilot storage room for McCain Food UK on page 25, a pilot storage room at Kraft Foods Ukraine on page 25, treatments for Branston Holdings LTD on page 25. You also disclose on page 16 that SeedGuard tests have shown that the product does not allow for microorganisms to develop resistant mutations and that it has been found to be effective and safe. Please disclose the results of any tests or pilot storage room, providing a brief summary of the data where available.

Response:

The Company has added disclosure on the results of tests or pilot storage rooms in brief summaries:
•	At page 16 paragraph II the Company added information with regard to laboratory and field tests done with SeedGuard.
•	At page 22 the Company added disclosure with regard to the tests done at Tapud Industries Israel.
•	The Company added a disclosure with regard to the test with PepsiCo at page 25.
•	The Company added a disclosure with regard to the test with McCain at page 25.
•	The Company added a disclosure with regard to the test with Kraft Food at page 25.
•	The Company added a disclosure with regard to the test with Branston at page 25 and has updated the situation with this customer at the same page.
•	The Company added a disclosure with regard to the test with RWZ Wilhelm Weuthen at page 25 and has further updated the current status with this customer.

21.	Similarly, please ,provide the basis for many of the claims made about your principal products, such as the following:

•
"taking care of the entire spectrum of crop skin diseases," "creating conditions that boost crop immune systems,"  "may cause more stems," "may result in a higher yield' "may increase grower's profits," and "increase seed health and potency" on page 16; "able prevents sprouting”" "Ensures effective disinfection," and "Promotes new and healthy plan cell generation" on page 17;

•	"the shelf life of stored crops can be gained" on page 27; etc.

Response:

In light of the staff’s comment, the Company has either provided the basis for, removed, amended, or     qualified some of the claims it has made in the amended registration statement.

22.	Please explain the meaning of "Delivers an extra care program" in your discussion of Seed Guard on page 16.

Response:

The Company has revised its disclosure  in the amended registration statement to further clarify the statement referenced in the Staff’s comment.

23.
Please explain the "exemption from the requirement of tolerance' in your U.S. regulatory process discussion on page 20. Also, since your products will be used on fruits and vegetables, please clarify[4] whether the FDA would require approval or have any' oversight of your products.

Response:

The Company has added a discussion on the exemption from the requirement of tolerance and the role of the FDA in the approval of its products at page 20.

24.	Please further describe the processes of applying for EU member state 'provisional authorizations and registering the product in each EU member state as referenced on page 20.

Response:

The Company added a description as to the process of applying for EU member states permanent authorization, at page 20. The Company has explained the process for getting the provisional authorization at the same page.

25.
Provide a more detailed discussion of your business plan. For example, provide a clear outline of the estimated timing of obtaining each of the various regulatory approvals and the costs involved. Also clearly outline your business plan once the approvals have been received and the associated costs. Lastly, discuss the impact upon your business and your joint venture of the timing associated with obtaining regulatory approvals. For instance, you estimate that the registration process for the EPA will be six to nine months and then you will have to obtain approval of the various states where your products will be delivered. Assuming the application was filed with the EPA in April 2009 (p.20), clarify your ability reach the trigger events set forth in the joint venture agreement with Vegisafe by December 31, 2009.

Response:

The Company added a discussion on how the regulatory process might affect its plans at page 20 under the heading "Effects of Regulatory Approvals on our Business plans". The Company added a disclosure on page 22 (third paragraph) that it has agreed with Vegisafe that the trigger event has occurred, and therefore the lack of authorization will not affect the trigger event with Vegisafe.

26.	You refer to a number of customers and partners on pages 16 and 21. To the extent you have material agreements with any material customers, please file as exhibits.

Response:

With respect to the customers and partners mentioned on pages 16 and 21 please be advised that except for the agreements with Omex and Vegisafe the Company does not have any other written agreement with its customers and partners. The company is negotiating agreements with some of its partners and, at such time as agreements are executed, the Company shall  make the appropriate disclosure and filings with the Commission.

27.
In your business section, please disclose the milestones for annual sales for your joint venture with Vegisafe LLC, as referenced on page 22. Furthermore, please describe the Joint Venture "trigger events."

Response:

The Company added a disclosure on the milestones for annual sales for its joint venture with Vegisafe LLC and a disclosure of the joint venture "trigger event" as defined in the joint venture agreement at the same paragraph.

28.
You state on page 22 that you have "come to an understanding" with Solvay that it will produce your products. Please explain this understanding, describing the material terms of any agreement. Furthermore, please file your agreement with Solvay as of exhibit.

Response:

The company added a disclosure with regard to its terms of understanding with Solvay. The Company has disclosed that it has no written agreement with Solvay and the understanding is based on discussions and correspondence.

29.
Please clarify your discussion of Strauss Elite Ltd on page 22. You state that Strauss Elite has been using our products and technologies" and that “management understands that they will continue to do so." Please explain the type and extent of Strauss Elite's use of your products and technologies and provide the basis for management's understanding that Strauss Elite will continue to use the products and services, describing the material terms of any agreement, written or verbal. Please file any written agreement as an exhibit.

Response:

The Company has added a disclosure as to the extent and how Strauss Elite has been using its product and technology and the basis for management’s understanding that Strauss Elite will continue to use its product and technology. The company does not have any written agreement and Straus Elite is purchasing the product under the Company purchase order form.

30.	We note that page 23 contains one photograph but the caption refers to two separate locations and dates. Please revise.

Response:

The Company has amended the caption on page 23.

31.
We note the disclosure in the tables 4 page 30 that include sales potential for your products. Please provide the basis for your projections. We direct your attention tm 10(b) of Regulation S-K for the Commission's policy on projections. We may have further comment.

Response:

The Company has revaluated the disclosure at page 30 and in light of Item 10(b) of Regulation S-K has decided to remove table 4.

32.
You state is the third paragraph on page 33 that "none of the alternatives presented to the `potato storage-related industries have shown significant positive results to replace CIPC." Please provide the basis for this statement and disclose whether your product has shown "significant positive results to replace CIPC." If so, please include a brief summary of any data that is the basis of that conclusion. Also, provide the basis for management's opinion that "the recognition and acceptance of or SpuDefender product by the Industry, and its regulatory approval, will cause the regulator to ban CIPC in the corning years or at least to reduce further its MRL which would make its use ineffective" or remove.

Response:

The Company has added a disclosure at page 33 with regard to the basis of  the claim "none of the alternatives presented to the potato storage-related industries have shown significant positive results to replace CIPC".

The Company has also provided the basis for management's opinion that "the recognition and acceptance of or SpuDefender product by the Industry, and its regulatory approval, will cause the regulator to ban CIPC in the corning years or at least to reduce further its MRL which would make its use ineffective" at the sixth paragraph of page 33.

33.	Please further disclose the nature of the technologies referred to in the last bullet on page 33.

Response:

In light of the Commission’s comment, the company has removed the above-referenced bullet. s

34.
We note references to US companies, such as Wal-Mart and McDonalds that have been contacted by your joint venture. Please remove references to such companies unless you have entered into agreements with these companies.

Response:

The Company has removed the reference to U.S. companies such as Wal-Mart and McDonalds and other at page 34 and at page 25 at "Joint Venture with Vegisafe LLC- USA". The Company has added reference to McDonalds and Target as the customers of the Lamb Weston and Potandon on page 34.

Management, page 35

35.	Please clarify the five-year business experience of your directors as required by Item 401(e) of Regulation S-K. In particular:

• Please further disclose Mr. Alon Carmel's business activities since leaving Spark Networks in 2005.
• Please clarify the dates for which Mr. Youval Saly served as CEO of High-Tech Lipids LTD!

• You state that “previously" Mr. Doron Shorrer was chairman or deputy chairman of several companies. Please disclose the dates during which he served, if he has served those companies within the last five years.

• Please clarity the date when Mr. Rami Treger founded Sano Trans.

Response:

•	The Company has added a disclosure on Mr. Alon Carmel's business activities since leaving Spark networks in 2005 at page 35.
•	The Company has added the dates for which Mr. Youval Saly served as CEO of High-Tech Lipids Ltd at page 35.
•	The Company has added a disclosure on the dates Mr. Doron Shorrer served as chairman or deputy chairman of the companies mentioned at page 36.
•	The Company has added the date Mr. Rami Treger founded Sano Trans at page 36.

36.	Disclose the amount and percent of time each officer devotes to the business of the company,

Response:

The Company added a description of the amount and percent Mr. Youval Saly, Mr. Nimrod Ben Yehuda and Mr. Avi Lifshitz devotes to the business of the company at pages 37 and 41.

Executive Compensation, page 37

37.	Disclose the assumptions made in the valuation of the options, as required by the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Response:

The Company added reference to note 8B. to the financial statements, in which there is full disclosure of the assumptions made in the valuation of the options, as required by the Instructions to Item 402(n)(2)(v) and (vi) of Regulation S-K, at page at the footnote No. 4 on the bottom of the table at page 37.

38.
According to the disclosure on page 41, Mr. Ben Yehuda receives a base salary and benefits such as executive insurance, education fund, and disability insurance. Footnote 13 to the financial statements also refers to a rental car, and mobile phone expenses. It is unclear why these benefits are not included in the summary compensation table in the column for all other compensation. Please advise or revise. In addition, we note the reduction in salary in 2006 that was treated as a loan to the company. Please explain whether this "loan" was treated as deferred compensation and whether it was included in the summary compensation table. If not, please explain. This also applies to the consideration that accrued for Mr. Lifshitz.

Response:

The Company has revised the disclosure of Mr. Ben Yehuda’s employment agreement with regard to the benefits of mobile phone expenses and rental care on page 41. The Company has also added these benefits at the column "all other compensation" at page 37 with regard to Mr. Ben Yehuda.

With regard to the regard to reduction of salaries to Mr. Ben Yehuda, these amounts are included in the cost of the salary of Mr. Ben Yehuda (under the column "Salary" at the summary compensation table). These amounts were paid in full during 2009.

Regarding Mr. Avi Lifshitz the accrued amount is included in the cost of salary of 2008, and the amount which is not paid is included in "other accounts payable" of the balance sheet as of December 31, 2008 and March 31, 2009.

39.
We note your disclosure regarding the employment agreements with Mr. Youval Saly, Nimrod Ben Yehuda, and Avi Lifshitz. Please disclose the material terms of these employment agreements in the narrative disclosure to the summary compensation table. Please see Item 402(o)(1) of Regulation S-K.

Response:

The Company added a disclosure of the material terms of Mr. Youval Saly, Mr. Nimrod Ben Yehuda and Mr. Avi Lifshitz’s employment Agreements in the narrative disclosure to the summary compensation table at page 37.

40.	Please include the material terms of each grant for the option awards included in the summary compensation table. Please see Item 402(o)(4) of Regulation S-K.

Response:

The Company added a disclosure of the material terms of Mr. Youval Saly, Mr. Nimrod Ben Yehuda and Mr. Avi Lifshitz Options Agreements at page 37. Furthermore, the Company added a description and disclosed the material terms of Mr. Doron Shorrer and Mr. Rami Treger Option Agreements on page 38.

41.	Please provide the table and disclosure required by Item 402(p) of Regulation S-K regarding any outstanding equity awards at fiscal year-end for your named executive officers.

Response:

The Company added the disclosure required under item 402(p) of Regulation S-K, regarding any outstanding equity award a fiscal year end for its executive officers at page 37.

42.
We note your disclosure on page F-11 concerning liability for employee rights upon retirement pursuant to Israeli severance pay law. Please disclose the material terms of these plans in an additional narrative disclosure as required by Item 402(q)(1) of Regulation S-K, To the extent that these plans provide for payments to named executive officers at, following, or in connection with the resignation, termination, change in control, or a change in the named executive officer’s responsibilities, please also provide the disclosure required by Item 402(q)(2) of Regulation S-K.

Response:

The company has disclosed the material terms of the executive insurance policy to cover its obligations towards Mr. Ben Yehuda upon  his retirement, as required by Item 402(q)(1) of Regulation S-K, and added a table as  required under Item 402(q)(2) of Regulation S-K on page 36.

Certain Relationships and Related Transactions, page 40

Relationship with Shareholders, page 40

43.
Your discussion. of the November 13, 2005 investment agreement between Nimrod Ben-Yehuda, Omdan, Mr. Carmel and JNS Capital LLC indicates Pimi Israel has issued 120,000 preferred shares to both Mr. Carmel and JNS Capital against the payment of the balance of the 'Investment Amount', and an additional 30,006 preferred shares to Mr. Carmel for his `Additional Investment', Please confirm these preferred shares have been converted to common shares for all financial statement periods presented and add such disclosure to your filing, or revise your financial statements accordingly.

Response:

The Company confirms that all the preferred shares of Pimi Israel have been exchanged for Common Stock shares of the Company. The Company revised note 1A of its financial statements in order to explain that this exchange/conversion was treated in all financial statements.

Director Compensation, page 38

44.	Please provide the table and disclosure required by Item 402(r) of Regulation S-K for the compensation of Mr. Doron Shorrer.

Response:

The Company added the disclosure required by Item 402(r) of Regulation S-K for the compensation of Mr. Doron Shorrer and Mr. Rami Treger at page 38.

Selling Shareholders, page 44

45.
Please indicate position, office, or other material relationship which any selling shareholder has had within the past three years with the company, any predecessors or affiliates. For example, clarify whether Ahiam Lifshitz is related to your CFO and, clarify the relationship between M. Shorrer and Shorrer International Ltd. and the company.

Response:

The Company indicated the material relationship which the shareholders have had within the past 3 years with the Company on page 44.

Market for Common Equity and Related Stockholder Matters. page 46

46.	Please provide the disclosure required by Item 201(a)(2) and the table required by Item 201(d) of Regulation S-K.

Response:

The amended registration statement has been revised to include the disclosure required by Item 201(a)(2) and the table required by Item 201(d) of Regulation S-K.

Item 26. Recent Sales of Unregistered Securities. page 48

47.
Please provide the disclosure regarding sales of unregistered securities for the past three years as required by Item 701 of Regulation S-K. This would include the transactions with Pimi Israel that were later exchanged for shares of the company.

Response:

The Company has provided the disclosure regarding sales of unregistered securities for the past three years as required by Item 701 of Regulation S-K, including the transactions with Pimi Israel that were later exchanged for shares of the Company.

Item 28. Undertakings, page 50

48.
We note that you have omitted the phrase "arising after the effective date of the registration statement (or the most recent post-effective amendment thereof)" from paragraph (1)(i) of your undertaking. Please conform to the standard language of the applicable undertakings.

Response:

The Company has amended the registration statement to conform to the standard language of the applicable undertakings.

General – Financial Statements

49.	Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.

Response:

The company has updated the financial statements for the three month period ended on March 31, 2009.

Note 6 – Lines  of Credit, page F-15

50.
We note your unutilized short-term lines of credit as of December 31; 2008 totaled $30,773. Please revise your footnote disclosure to indicate the amounts utilized and available under your lines of credit. If applicable, disclose any covenant agree costs (financial or otherwise) associated with your lines of credit and state whether you are in compliance with these agreements as of the most recent balance Sheet date.

Response:

The company has revised note 6 of its financial statements with regard to its lines of credit.

Note 8 — Share Capital, page F-15

Note 8.B. - Stock Option plan of Pimi Israel: pane F-16

51.
We refer to your discussion concerning the 2009 share incentive plan which upon adoption replaced all options granted under the Pimi Israel Plan on a one for one basis. Please tell us how you applied paragraph 51 of SFAS 123R in accounting for any incremental fair value provided to the option holders in the exchange.

Response:

The Company has determined that there was no incremental fair value to the holders of the options upon the replacement of the options. As described in Note 1 to the financial statements, the Company (Pimi Agro Cleantech, Inc.) was incorporated solely in order to act as the holding Company of the Israeli company Pimi Agro Cleantech, Ltd. (hereinafter - "Pimi Israel"). Upon its incorporation the Company received all the issued and outstanding shares of Pimi Israel and as consideration issued its shareholders an equal number of its common stock (6,313,589 shares). Following the acquisition of the shares of Pimi Israel, the Company replaced the options plans of Pimi Israel with a similar option plan under which all the options are exercisable to shares of the Company with the same terms as the replaced plan without any modifications (i.e. the same number of options, exercise prices, contractual terms, vesting terms etc.) on a 1 per 1 basis. Based on the above it is clear that the fair value of the share incentive plan of Pimi Israel at the replacement date was similar to the fair value of the share incentive plan of the Company and there was no incremental value.

52.	Please expand your disclosures to discuss how you determined the risk-free-rate and expected volatility assumptions underlying the estimated fair values of options granted.

Response:

The Company has revised note 8B to its financial statements to reflect how it has determine risk free rate and the expected volatility assumption underlying the estimated fair values of he options granted.

Exhibits

53.	We note the request for confidential treatment filed for exhibit 10.21. This request willseparately and comments will be provided in a separate letter.

Response:

The company has received the staff’s comments to the confidential treatment request and has responded accordingly concurrently with the filing of this registration statement.

54.	Please file valid executed agreements. See for example, exhibits 10.2, 10.4, 10.5, 10.9, 10.11, 10.12, 10.14, 10.16, 10.17, 10.19, 10.21, 10,22, 10.23, 10.24, 10.25 and 10.27.

Response:

Where applicable, the Company filed valid executed agreements.

55.
Please file exhibits 10.3, 10.13, 10.16, 10.17, 10.19 and 10.20 in proper format with your next amendment. We direct your attention to Item 104 of Regulation ST for the use of unofficial PDF exhibits. Please also refer to Section 5.2.3 of the Edgar Filer Manual Volume II.

Response:

The Company has filed the above-referenced exhibits in proper format.

56.	We note that not all filed agreements contain the exhibits referenced therein. Please file these exhibits with your next amendment pursuant to Item 601(b)(10) of Regulation S-K. In particular:
•	The Pimi Agro Cleantech, Ltd. 2008 Share Option and Option Agreements filed as exhibit 10.9 do not include Exhibit C.
•	The EPA Expenses dated January 20, 2009 filed as exhibit 10.22 does not include Exhibit A.
•	Appendices A and B to Exhibit 10.23.

Response:

The Company has filed the above exhibits in the agreements under which they were reference therein. Please note that bullet-point two above is in fact the Term Sheet with Earthbound LLC dated January 20, 2090, rather than the EPA expenses.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

/s/ Jonathan R. Shechter
___________________________
Jonathan R. Shechter, Esq.

cc:  Mr. Youval Saly,
Chief Executive Officer